PACIFIC OFFICE PROPERTIES TRUST, INC.
233 Wilshire Blvd., Suite 310
Santa Monica, California  90401

January 8, 2010

VIA E-MAIL AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Mr. Duc Dang

Re:          Pacific Office Properties Trust, Inc.
Request for Acceleration of Effectiveness of Form S-11,
SEC File No. 333-157128 (“Registration Statement”)

Dear Mr. Dang:

As registrant to the above-referenced public offering, we hereby request that the effective date for the Registration Statement be accelerated so that it will be declared effective at 2:00 p.m. (Washington, D.C. time) on Tuesday, January 12, 2010, or as soon thereafter as practicable.

The undersigned officer of the registrant, on behalf of the registrant, acknowledges that:

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should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

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the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The staff should feel free to telephone Howard A. Nagelberg of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 984-3198 with any questions or comments.

[Signature Page Follows]

United States Securities and Exchange Commission

                                                    Very truly yours,

PACIFIC OFFICE PROPERTIES TRUST, INC.

By:	/s/ Jay H. Shidler
Jay H. Shidler
Chief Executive Officer